

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

David P. Singelyn
Chief Executive Officer
American Homes 4 Rent
23975 Park Sorrento
Suite 300
Calabasas, California 91302

> **Re: American Homes 4 Rent**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2022**
> **File No. 001-36013**

Dear Mr. Singelyn:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 18, 2022

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which it would be appropriate to have the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

2. Please expand upon the role that your Chairperson plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Chairperson may:

    •   represent the board in communications with shareholders and other stakeholders; or
    •   require board consideration of, and/or override your CEO on, any risk matters.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

- the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- how the board interacts with management to address existing risks and identify significant emerging risks;
- whether you have a Chief Compliance Officer and to whom this position reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Michael McTiernan